Exhibit (a)(1)(A)
ROOT9B TECHNOLOGIES, INC.

DATED: JANUARY 11, 2016

To the Holders of the Original Warrants:

This letter is to inform you that Root9B Technologies, Inc. (the “Company”) is offering holders of certain warrants to purchase common stock of the Company (defined below as the “Original Warrants”) the opportunity to amend and exercise such Original Warrants, upon the terms set forth in the enclosed “Offer to Amend and Exercise Warrants to Purchase Common Stock of Root9B Technologies, Inc.” dated as of January 11, 2016 (the “Offer to Amend and Exercise”).

The warrants subject to the Offer to Amend and Exercise are those warrant holders which currently own outstanding warrants to purchase an aggregate of 4,358,724 shares of the Company’s common stock issued to investors and our placement agent participating in the Company’s private placement financing closed on December 26, 2012, January 25, 2013 and February 26, 2013 (the “Original Warrants”), which are exercisable at an exercise price of $1.125 per share.

The Offer to Amend and Exercise is an opportunity for the holders of the Original Warrants to amend and exercise the Original Warrants at a reduced warrant cash exercise price of $1.10 per share of Common Stock, subject to the terms and conditions set forth in the Offer to Amend and Exercise. The purposes of the Offer to Amend and Exercise are to help the Company raise funds to support the Company’s operations by encouraging the participating holders to exercise the Original Warrants by significantly reducing both the exercise price and the exercise period of the Original Warrants. The Company plans to use the funds obtained for working capital and other general corporate purposes.

The enclosed Offer to Amend and Exercise together with the Election to Participate and Exercise Warrant, forms of Amended Warrants and Notice of Withdrawal constitute the “Offering Materials.” The Offering Materials provide information regarding the Offer to Amend and Exercise and instructions as to how you can participate and exercise your Original Warrants. You should read all of the materials carefully before you decide whether to amend and exercise any of your Original Warrants. Also, please note that although there is no minimum participation requirement with respect to this Offer to Amend and Exercise, you may not elect to amend but not exercise your Original Warrants. Participation in this Offer to Amend and Exercise requires both amendment of your Original Warrants and your exercise of the Amended Warrants, which will happen simultaneously should you choose to participate.

To participate in the Offer to Amend and Exercise and exercise an Amended Warrant and receive the number of shares of Company common stock issuable therefor, you must deliver to the Company, prior to the expiration of the Offer to Amend and Exercise, which is 11:59 p.m. (Eastern Standard Time) on February 9, 2016, as may be extended by the Company in its sole discretion (the “Expiration Date”): (i) a signed copy of the Election to Participate and Exercise Warrant, (ii) a signed copy of an Accredited Investor Questionnaire, (iii) the original copy of your Original Warrant (or an Affidavit of Lost Warrant) for cancellation, and (iv) cash in the amount equal to $1.10 per share multiplied by the number of shares of common stock you elect to purchase. The cash exercise price may be tendered in the form of check or wire transfer, pursuant to the wire instructions contained in the Election to Participate and Exercise Warrant. These items must be properly delivered, before the Expiration Date to:  Maxim Group, LLC, Attn: Karen Orlando and Monique Mitnick, 405 Lexington Avenue, New York, New York 10174, Fax No. (212) 895-3555. If you properly tender (and do not validly withdraw) these materials on or prior to 11:59 p.m., Eastern Standard Time on February 9, 2016, the Expiration Date of the Offer to Amend and Exercise (or such later date and time if we extend the Offer to Amend and Exercise), promptly following the Expiration Date, we intend to notify our depositary institution and our transfer agent of our acceptance of your payment of the exercise price and these materials and issue and deliver to you the number of shares of Company common stock issuable under the Amended Warrant.

If you change your mind and do not want to participate in the Offer to Amend and Exercise, you may submit a Notice of Withdrawal to us. However, to be effective, the Notice of Withdrawal must be properly completed and must be returned to us on or prior to 11:59 p.m., Eastern Standard Time on February 9, 2016, the Expiration Date of the Offer to Amend and Exercise (or such later date and time if we extend the Offer to Amend and Exercise). However, if we have not accepted your tendered Original Warrant by March 9, 2016, which is the fortieth business day from the commencement of the Offer to Amend and Exercise, you may change your mind and submit a Notice of Withdrawal to us after the Expiration Date. If you properly withdraw in a timely manner as set forth above, we will promptly: (i) cancel your signed copy of the Election to Participate and Exercise Warrant, (ii) return the original copy of your Original Warrant (which will remain unmodified and in full force and effect), or issue you a new Original Warrant if you submitted an Affidavit of Lost Warrant, and (iii) provide you with a check equal to the amount of cash you paid to exercise the Amended Warrant.

Very truly yours,

By:	/s/ Joseph Grano Jr.
Joseph Grano Jr.
Chief Executive Officer